September 14, 2022

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    SM Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K, Filed February 24, 2022
File No. 001-31539

Dear Ladies and Gentlemen:
Set forth below are the responses of SM Energy Company, a Delaware corporation (the “Company,” “we,” or “our”), to further comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2022, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on February 25, 2022 (the “2021 Form 10-K”) and Form 8-K, filed with the Commission on February 24, 2022 (File No. 001-31539).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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Form 10-K for Fiscal Year Ended December 31, 2021

Business and Properties
Reserves
Proved Undeveloped Reserves, page 13

1.We have read your response to comment 1 and note that a portion of the proved undeveloped reserves you added as extension and discoveries are associated with infill wells. Your discussion of the changes that occurred in total proved reserves, for the year ended December 31, 2021, also appears to indicate that a portion of the total proved reserves you added as extensions and discoveries are associated with infill wells.

United States Securities and Exchange Commission
September 14, 2022

Please note the staff believes that changes in reserves associated with infill drilling should be categorized as revisions of previous estimates, rather than extensions and discoveries, based on the guidance in Rule 4-10(a)(14) of Regulation S-X and subparagraphs (a) and (d) of FASB ASC 932-235-50-5. Under this guidance, an extension well is a well drilled to extend the limits of a known reservoir and results in an extension of the proved acreage.

However, infill drilling locations are already located within the previously determined proved area and result in the recovery of known proved reserves. As a result, changes in reserves relating to such wells should be classified as revisions of previous estimates pursuant to the guidance in subparagraph (a) of FASB ASC 932-235-50-5. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.

Response:
In future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2022, changes in reserves associated with infill drilling will be categorized as revisions of previous estimates rather than additions from extensions and discoveries pursuant to FASB ASC 932-235-50-5. In our Supplemental Oil and Gas Information disclosures, infill reserves in an existing proved field will no longer be presented separately; rather, such reserves will be included in the revisions of previous estimates line item. All years presented will be conformed to reflect this change in presentation.

Form 8-K Filed February 24, 2022
Exhibit 99.1
Adjusted Operating Margin Reconciliation, page 20
2.We have reviewed your response to prior comment 1. Please address the following:
•    Disclose how adjusted operating margin before the effects of derivative settlements is used by management and is useful to investors;
•    Disclose how adjusted operating margin including the effects of derivative settlements is used by management and is useful to investors;
•Disclose why you reconcile to an adjusted operating margin before the effects of derivative settlements and to adjusted operating margin including the effects of derivative settlements; and
•Reconcile from your GAAP measure to your non-GAAP measures of adjusted operating margin. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the C&DI's on Non-GAAP Financial Measures.
Response:
In the future, beginning with our 3rd quarter 2022 earnings press release and related Form 8-K, we do not plan to present adjusted operating margin before the effects of derivative settlements or adjusted operating margin including the effects of derivative settlements.

United States Securities and Exchange Commission
September 14, 2022

However, to the extent such measures are included in future disclosures, we will revise our presentation to reconcile from income (loss) from operations (GAAP) to the non-GAAP measures of adjusted operating margin, in order to place greater prominence on the most directly comparable GAAP measure and expand our disclosure as substantially reflected as follows:
“We present adjusted operating margin before the effect of derivative settlements because including the effects of derivative settlements reflects a measure that is most directly comparable to a traditional gross margin calculation, and we believe this measure provides management and the investment community an understanding of the Company’s recurring financial results of operations. We present adjusted operating margin including the effects of derivative settlements because we believe this is useful to management and the investment community in understanding how commodity derivative settlements impact our average net price realized from recurring operations.”
3.Adjusted operating margin before the effects of derivative settlements and including the effects of derivative settlements appears to be a performance measure. Please tell us the following:
•How you view an adjusted operating margin that excludes operating expenses, such as, DD&A and asset retirement obligation accretions; and
•Why you exclude exploration costs and other operating expense, net from your non-GAAP measures of adjusted operating margin.
Response:

In the future, beginning with our 3rd quarter 2022 earnings press release and related Form 8-K, we do not plan to present adjusted operating margin before the effects of derivative settlements or adjusted operating margin including the effects of derivative settlements.

When we have provided these measures historically, it’s because our industry does not report a gross margin calculation similar to other industries, due to the fact that our industry does not record “Cost of Goods Sold” in our Consolidated Statement of Operations. Accordingly, our intent in disclosing an adjusted operating margin is to align as closely as possible to “gross margin” as defined in the accounting standards codification. The term “gross margin” is defined in the master glossary of the accounting standards codification as, "[T]he excess of sales over cost of goods sold. Gross margin does not consider all operating expenses." DD&A and asset retirement obligation accretions are expense estimates included within the calculation of income (loss) from operations which can, at times, be unpredictable. These line items are excluded from the traditional gross margin calculation. We believe that providing an adjusted operating margin that excludes these estimates is helpful to both management and investors as it increases comparability of our recurring operating results period-over-period and with peers.

We exclude exploration costs and other operating expense, net, from our non-GAAP measures of adjusted operating margin with the intent of aligning closely to gross margin because these expenses are not directly related to production volumes, are inherently unpredictable, and can impact comparability of our operating results period-over-period and with peers.

United States Securities and Exchange Commission
September 14, 2022

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Please contact Herbert S. Vogel, President and Chief Executive Officer, who can be reached at (303) 837-2447, A. Wade Pursell, Executive Vice President and Chief Financial Officer who can be reached at (303) 864-2555, or David W. Copeland, Executive Vice President and General Counsel, who can be reached at (432) 848-4912, if you should have any questions regarding the responses contained herein.

Very truly yours,
SM Energy Company

By:	/s/ HERBERT S. VOGEL
Name:	Herbert S. Vogel
Its:	President and Chief Executive Officer
At:	1700 Lincoln Street, Suite 3200 Denver, CO 80203

cc: Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Sondra Snyder, Senior Staff Accountant
Gus Rodriguez, Accounting Branch Chief
David W. Copeland, SM Energy Company
Lucy Stark, Holland & Hart LLP